Kristen A. Baracy

Direct: 312.454.0264

kbaracy@synergylawgroup.com

June 7, 2010

VIA FEDERAL EXPRESS

Mr. Parker Morrill

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549-4628

Re:

Varca Ventures, Inc.

Registration Statement on Form S-1

Filed May 5, 2010

File Number 333-166548

Dear Mr. Morrill:

This letter is in response to your comment letter dated May 28, 2010 to Nadeem Lila, President of Varca Ventures, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed May 5, 2010, a copy of which letter is attached for your convenience.  Attached hereto is a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) which has been filed electronically on EDGAR along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.

The Company deems the proposed offering to be a secondary offering (and not a primary offering with the selling shareholders acting as underwriters) based upon the analysis provided herein.   An underwriter is defined in Section 2(11) of the Securities Act of 1933 (the “Act”) as a person who has purchased from an issuer with a view to the distribution of a security or offers or sells for an issuer in connection with the distribution of a security or participates in such an undertaking.  Some of the factors considered in determining whether, under the circumstances, the selling shareholders are acting as a conduit for the issuer such that an offering constitutes a primary offering include (a) who receives the proceeds; (b) the length of time the selling shareholders have held their shares, (c) the circumstances under which the shareholders received their shares; (d) the relationship of the selling shareholders to the issuer; (e) the amount of shares involved; and (f) whether the selling shareholders are in the business of underwriting securities.  The Company believes that the proposed offering constitutes a secondary offering (and not a primary offering with the selling shareholders acting as underwriters) for the following reasons:

U. S. Securities and Exchange Commission

June 7, 2010

(a)

The Company’s primary offering occurred on February 15, 2010 and March 1, 2010, when an aggregate of 28 subscribers purchased shares of common stock directly from the Company in an offering exempt under the registration requirements pursuant to Regulation S promulgated under the Securities Act of 1933;

(b)

The proceeds from the sale of the shares proposed in the Registration Statement will be paid directly to the selling shareholders.  The Company will receive none of the proceeds from the sale of such registered shares;

(c)

The timing of the filing of the registration statement was based upon a number of factors considered by the Company including the schedule of Nadeem Lila, the President of the Company, in being available to prepare the registration statement, the workload of the Company’s auditors in connection with the preparation of the Company’s audited financial statements included in the registration statement, and the general economic and market conditions as assessed by the Company.  The timing of the filing of the registration statement does not destroy the legitimacy of the subscribers’ investment intent at the time of their purchase of the shares;

(d)

The subscribers are personal acquaintances, relatives or business colleagues of Nadeem Lila, the President of the Company, who conducted the offering on behalf of the Company pursuant to the exemption provided by Regulation S;

(e)

At the time of their subscription, each of the subscribers represented in a subscription agreement as follows:  “The Purchaser is purchasing the Shares for the Purchaser’s own account (not as a nominee or agent) for investment purposes and not with a view towards resale or distribution of any part thereof.  The Purchaser has no present arrangement or intention to sell or distribute the Shares, or to grant participation in the Shares.  The Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the Shares sold hereby.”;

(f)

The Company took reasonable steps to ensure that the subscribers would not be deemed to be underwriters by (i) ) making reasonable inquiry to determine if the purchasers were acquiring the securities for themselves or for other persons; (ii) making written disclosure to each purchaser in the subscription agreement that the securities had not been registered under the Act and, therefore, could not be resold unless they were registered under the Act or unless an exemption from registration was available; and (iii) placement of a legend on the stock certificate stating that the securities had not been registered under the Act and referring to the restrictions on transferability and sale of the securities;

U. S. Securities and Exchange Commission

June 7, 2010

(g)

The shares to be offered in the offering constitute approximately 41% of the Company’s issued and outstanding shares; and

(h)

None of the selling shareholders, all personally known to Nadeem Lila, President of the Company, is in the business of underwriting securities.

The Company believes that the totality of the factors set forth above is sufficient to show that the offering should be characterized as a secondary offering not a primary offering.

2.

The dollar amounts in the Registration Statement are stated in U. S. Dollars unless otherwise noted.  The estimates for exploratory work which appear on pages 21 and 27 have been revised to show that those figures are stated in Canadian dollars.  Also, the reference to the security deposit on page 19 has also been revised to reflect that it is stated in Canadian dollars.

3.

The disclosure that the Company has no current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the foreseeable future appears on page 18.

Management’s Discussion and Analysis or Results of Operations, page 26

4.

The Company’s sole officer and director has determined that he will, if necessary, make a loan to the Company to support its operations in the maximum amount of $10,000.  That revision appears on pages 3, 26 and 27.

Biographical Information, page 29

5.

The biographical information on page 28 of the Registration Statement has been revised to provide for disclosure for the past ten years.

Corporate Governance

6.

The corporate governance disclosure regarding board structure has been inserted, and it appears on page 30 of the Registration Statement.

Exhibit 5.1

7.

A legal opinion has been provided as Exhibit 5.1 which opines that the shares have been legally issued, fully paid and non-assessable.

Engineering Comments

Property Description and Location, page 19

8.

A map of the location of and access to the Property has been inserted on page 19 of the Registration Statement.

U. S. Securities and Exchange Commission

June 7, 2010

Property Description and Location, page 19

Exhibit 99.1 Adjacent Properties page 17

9.

The Property Description and Location in the Registration Statement and Exhibit 99.1 have been revised to remove information about adjacent properties.

Exhibit 99.1 Treasure Mountain page 21

3.

Exhibit 99.1 has been revised to remove all resource disclosure.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated May 28, 2010.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

Kristen A. Baracy